Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary description of our capital stock is based on the provisions of our certificate of incorporation, our bylaws and the applicable provisions of the Oregon Business Corporation Act. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our articles of incorporation, our bylaws and the Oregon Business Corporation Act.

Common Stock

Our Second Amended and Restated Articles of Incorporation, as amended, or Restated Articles, authorizes the issuance of up to 100,000,000 shares of common stock, no par value. As of December 31, 2021, there were 37,643,591 shares of common stock outstanding, as well as 6,384,716 unissued shares of common stock reserved for issuance pursuant to restricted stock units, options and warrants. Our common stock is listed on the Nasdaq Global Market under the symbol “FUV.” The following summary of certain provisions of our common stock does not purport to be complete. You should refer to our Restated Articles  and Second Amended and Restated Bylaws, or Bylaws, as they may be amended from time to time.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by the shareholders, do not have cumulative voting rights, have no preemptive rights to purchase common stock, no conversion or redemption rights or sinking fund provisions with respect to the common stock and are entitled to share ratably in dividends. In the event of the Company’s liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preferences granted to holders of shares of any then outstanding preferred stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions. The transfer agent’s address is Broadridge Corporate Issuer Solutions, 51 Mercedes Way, Edgewood, New York 11717 and its telephone number is (720) 378-5591.

Certain Anti-Takeover Effects

Certain provisions of Oregon law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of Oregon law set forth below does not purport to be complete and is qualified in its entirety by reference to Oregon law.

The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of the preferred stock, if the option to acquire such shares is exercised, would impede a business combination by the voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of other preferred stock could adversely affect the voting power of holders of our common stock.

Oregon law contains a control share acquisition statute, which provides that control shares obtained in a control share acquisition (as those terms are defined under Oregon law) will not retain voting rights, with such voting rights restored only if approved by the shareholders. Further, Oregon law contains provisions which may prevent the corporation from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, with certain exceptions.

Because our board of directors is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Indemnification of Directors and Officers

Under the Oregon Act, our Restated Articles, and our Bylaws, we have the ability to indemnify directors and officers against liabilities that they may incur in such capacities.

The Oregon Act authorizes a corporation to indemnify an individual made a party to a proceeding because the individual is or was an officer or director against certain liability incurred in the proceeding if:

(a)	the conduct of the individual was in good faith;

(b)	the individual reasonably believed that his or her conduct was in the best interests of the corporation, or at least not opposed to its best interests;

(c)	in the case of any criminal proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful;

(d)	in the case of any proceeding by or in the right of the corporation, the individual was not adjudged liable to the corporation; and

(e)	in connection with any proceeding (other than a proceeding by or in the right of the corporation) charging improper personal benefit to the individual, the individual was not adjudged liable on the basis that he or she improperly received personal benefit.

Section 6.3 of our Bylaws authorizes us to indemnify an individual made a party to a proceeding because the individual is or was an officer or director against certain liability incurred in the proceeding if:

(a)	the conduct of the director or officer was in good faith;

(b)	the director or officer reasonably believed that his or her conduct was in the Company’s best interests, or at least not opposed to its best interests;

(c)	in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful; and

(d)	a director’s or officer’s conduct was with respect to an employee benefit plan for a purpose the director or officer reasonably believed to be in the interests of the participants in and beneficiaries of the plan and the conduct satisfies the requirement of (b) above.

The Oregon Act also authorizes a court to order indemnification, whether or not the above standards of conduct have been met, if the court determines that the officer or director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. In addition, the Oregon Act and Section 6.6 of our Bylaws provides that the indemnification described above is not exclusive of any other rights to which officers or directors may be entitled under our Restated Articles or Bylaws, or under any agreement, action of our board of directors, vote of shareholders or otherwise.

As authorized by the Oregon Act, Article VII of our Restated Articles limits the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, except that such a provision cannot affect the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any unlawful corporate distribution as defined in the Oregon Act or (iv) for any transaction from which the director derived an improper personal benefit.

Section 6.2 of our Bylaws authorizes us, upon a determination that indemnification is permissible in the circumstances, to indemnify all directors and officers against any liability incurred in a proceeding in which the director or officer is a party, due to his or her status as a director or officer. However, indemnification in connection with a proceeding by or in the right of the Company is limited to reasonable expenses in connection with the proceeding. Indemnification of reasonable expenses is permissible in any proceeding in which a director or officer is wholly successful, on the merits or otherwise, in the defense of the proceeding.